1600 Broadway, Suite 1360

Denver, CO 80202

Phone: 303.595.5600

www.emeraldoil.com

May 6, 2015

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention:  H. Roger Schwall, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re:	Emerald Oil, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 10, 2015
File No. 1-35097

Dear Mr. Schwall:

On behalf of Emerald Oil, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing as set forth in your letter dated April 23, 2015. The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in bold, followed by the Company’s response.

With respect to the comments that suggest that additional disclosure be made, we have set forth the nature of the disclosure that we have included in recent Company filings, and that we would propose to add to our future filings, as applicable. In this regard, the Company does not believe that failure to provide such disclosure in the above referenced filing is sufficiently material to require an amendment to the filing.

Form 10-K for Fiscal Year Ended December 31, 2014

Business, page 1

Overview, page 1

1.                 Comment: Please clarify for us and in your disclosure the apparent inconsistency between your statement that you “plan to drill and complete five wells over the next twelve months” and your statement that your “capital expenditures budget for 2015 is $75.0 million, of which $72 million is expected to fund the drilling of 7.5 net wells.” Also tell us the extent to which the $72 million in capital expenditures and the associated drilling plans for 2015 are directed to the conversion of proved undeveloped reserves.

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Response:

As set forth below, the Company revised the disclosure regarding its drilling plans in its Quarterly Report for the period ending March 31, 2015, which was filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2015 (the “2015 Q1 Quarterly Report”), to clarify the Company’s 2015 drilling plans. This disclosure clarifies that the Company’s drilling plans encompass the aggregate of the Company’s drilling, which includes both new wells and “net wells,” which are wells whose drilling had commenced, but still needed to be completed. This disclosure provides the following:

Our capital expenditures budget for 2015 is $75.0 million, of which $72.0 million is expected to fund the drilling of 7.5 net wells operating one drilling rig, and $3.0 million to fund leasehold acquisitions, all in the Williston Basin of North Dakota and Montana. With regard to the $72 million in capital expenditures and the associated drilling plans for 2015, $36 million of these capital expenditures will be directed to the conversion of proved undeveloped reserves, primarily related to completing wells drilled in 2014. We incurred $15.6 million in drilling and completion costs during the first quarter of 2015 and $16.5 million in total capital well costs. We expect to fund our 2015 capital program through existing cash on hand, our expected cash flows from operations, proceeds from the equity offering completed in February 2015 and from our at-the-market equity program, and expected borrowing capacity under our revolving credit facility. Because we have a backlog of drilling permits, we may add additional wells to our 2015 development schedule if commodity prices improve. The one operated rig will be held on standby during 2015 while it is not drilling. As of March 31, 2015, we had an inventory of seven wells that have been drilled and remain to be completed. We expect these wells to be completed by the end of the second quarter of 2015. Under our current one rig program we expect to move into a free cash flow generative position in the second quarter of 2015 in the current oil strip environment.

As set forth above, with regard to the $72 million in capital expenditures and the associated drilling plans for 2015, $36 million of these capital expenditures will be directed to the conversion of proved undeveloped reserves.

The Company has expanded its disclosure in its 2015 Q1 Quarterly Report to include this clarification, and to specify the amount of capital expenditures that will be directed to the conversion of proved undeveloped reserves, and the Company will include similar disclosure in future filings, as applicable.

Reserves, page 5

2.            Comment: We note the footnote disclosure on page 6 indicates the values for your oil and gas reserves are based on the 12-month unweighted average first-day-of-the-month West Texas Intermediate price for oil and the Questar Rocky Mountains price for natural gas adjusted for transportation, quality and basis differentials. Please expand your disclosure about average sales prices, as appears on pages 2 and 44, to explain that your gas prices have been adjusted to include the value for natural gas liquids, if true.

Response:

In the future the Company will expand its disclosure regarding average sales prices to explain that our gas prices have been adjusted to include the value for natural gas liquids. In our future filings, we will include disclosure that is similar to the language set forth below in bold underline:

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The values for the 2014 oil and natural gas reserves are based on the 12-month unweighted average first of the month price January through December 31, 2014 crude oil price of $91.48 per Bbl (West Texas Intermediate price (“WTI”)) and natural gas price of $4.35 per MMBtu (Questar Rocky Mountains price). All prices were further adjusted for transportation, quality and basis differentials. The average resulting price used as of December 31, 2014 was $81.68 per Bbl of oil and $7.66 per Mcf for natural gas. These gas prices have not been adjusted to include the value of natural gas liquids, as we believe the value for natural gas liquids are immaterial for purposes of this analysis.

Risk Factors, page 17

3.            Comment: Please expand your risk factor section to discuss the operational hazards associated with your exploration and production activities. For example, address the potential for your operations to be disrupted by blowouts, loss of well control, explosions, fires, and similar events. Please also expand your disclosure to address the operational and financial risks attendant to your use of hydraulic fracturing. We note your discussion of regulatory risks associated with hydraulic fracturing on page 28, in which you disclose that you currently use hydraulic fracturing in your operations.

Response:

The Company has expanded its disclosure in its 2015 Q1 Quarterly Report to include a discussion of the operational hazards associated with our exploration and production activities, and the Company will include similar disclosure in future filings, as applicable. The 2015 Q1 Quarterly Report includes the following disclosure in the risk factors:

There are risks associated with drilling activity that could have an adverse effect on our operations.

Our operations are subject to the usual hazards inherent in the drilling and operation of oil and natural gas wells, such as blowouts, reservoir damage, loss of production, loss of well control, punch throughs, craterings, fires and pollution. The occurrence of these events could result in the suspension of drilling or production operations, claims by the operator and others affected by such events, severe damage to, or destruction of, the property and equipment involved, injury or death to drilling personnel, environmental damage and increased insurance costs. We may also be subject to personal injury and other claims of drilling personnel as a result of our drilling operations. Operations also may be suspended because of machinery breakdowns, abnormal operating conditions, failure of subcontractors to perform or supply goods or services and personnel shortages.

In addition, the 2015 Q1 Quarterly Report includes the following disclosure in the risk factors section to address the operational and financial risks attendant to our use of hydraulic fracturing, and the Company will include this disclosure in additional future filings, as applicable:

 There are risks associated with hydraulic fracturing that could have an adverse effect on our operations.

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Our hydraulic fracturing operations subject us to operational and financial risks inherent in the drilling and production of oil and natural gas, including relating to underground migration or surface spillage due to uncontrollable flows of oil, natural gas, formation water or well fluids, as well as any related surface or ground water contamination, including from petroleum constituents or hydraulic fracturing chemical additives. Ineffective containment of surface spillage and surface or ground water contamination resulting from our hydraulic fracturing operations, including from petroleum constituents or hydraulic fracturing chemical additives, could result in environmental pollution, remediation expenses and third party claims alleging damages, which could adversely affect our financial condition and results of operations.

Financial Statements

Oil and Natural Gas Reserve Data (Unaudited), page F-33

4.            Comment: Please expand your disclosure of the changes in net quantities of proved reserves to include for each period the reasons for significant changes in reserves for each line item where such change is evident to comply with FASB ASC 932-235-50-5.

Response:

The Company will expand its disclosure of the changes in net quantities of proved reserves to include for each period the reasons for significant changes in reserves for each line item where such change is evident to comply with FASB ASC 932-235-50-5. The Company will include the disclosure set forth below in its future filings, as applicable:

Acquisition of Reserves

In 2014, the Company purchased 2,595 MBoe of estimated net proved reserves in two separate transactions with third parties and from acquisitions of additional working interests in its existing properties. All of the acquired reserves were attributable to developed properties. In 2013, the Company purchased 613 MBoe of estimated net proved reserves from acquisitions of additional working interests in its existing properties. In 2012, the Company purchased 3,173 MBoe of estimated net proved reserves from the acquisition to initiate its operated drilling program and acquisitions of additional working interests in its existing properties.

Extensions, Discoveries and Other Additions

In 2014, the Company had a total of 16,452 MBoe of additions due to extensions and discoveries. An estimated 7,647 MBoe of these extensions and discoveries were associated with new producing wells at December 31, 2014, with 100% of these reserves from wells producing in the Bakken or Three Forks formations. An additional 8,805 MBoe of proved undeveloped reserves were added in the Company’s Williston Basin project areas associated with the Company’s 2014 operated drilling program and additional non-operated well additions, with 100% of these proved undeveloped reserves in the Bakken or Three Forks formations.

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In 2013, the Company had a total of 11,659 MBoe of additions due to extensions and discoveries. An estimated 5,136 MBoe of these extensions and discoveries were associated with new producing wells at December 31, 2013, with 100% of these reserves from wells producing in the Bakken or Three Forks formations. An additional 6,523 MBoe of proved undeveloped reserves were added in the Company’s Williston Basin project areas associated with the Company’s 2013 operated drilling program and additional non-operated well additions, with 100% of these proved undeveloped reserves in the Bakken or Three Forks formations.

In 2012, the Company had a total of 1,948 MBoe of additions due to extensions and discoveries. An estimated 873 MBoe of these extensions and discoveries were associated with new producing wells at December 31, 2012, with 100% of these reserves from wells producing in the Bakken or Three Forks formations. An additional 1,075 MBoe of proved undeveloped reserves were added across all three of the Company’s Williston Basin project areas associated with the Company’s 2012 operated and non-operated drilling program, with 100% of these proved undeveloped reserves in the Bakken or Three Forks formations.

Divestiture of Reserves

In September 2013, the Company divested 5,098 MBoe of reserves associated with the majority of its non-operated properties sold in the Williston Basin. In 2014 and 2012, the Company did not have any sales of reserves.

Revisions of Previous Estimates

In 2014, the Company had a net negative revision of 4,656 MBoe, or 35% of the beginning of the year estimated net proved reserves balance. This net negative revision was primarily due to the removal of proved undeveloped reserves not aligned with our anticipated five-year drilling plan, which was adjusted for the Company’s reduction of drilling rigs in the Williston Basin from three during the year to one as of December 31, 2014. This resulted in 12  (6.5 net) proved undeveloped locations with 2,257 MBoe of reserves being removed from the December 31, 2014 estimated net proved reserves balance. Further, actual well results in portions of the Company’s acreage came in below the proved forecasts prepared in 2013. The proved forecasts for the 2014 reserve report have been adjusted to reflect these well performances.

In 2013, the Company had a net positive revision of 1,330 MBoe, or 25% of the beginning of the year estimated net proved reserves balance. This net positive revision was the result of several immaterial changes, including well performances, working interests, operating costs and realized prices.

In 2012, the Company had a net negative revision of 2,943 MBoe, or 84% of the beginning of the year estimated net proved reserves balance. The primary causes for this revision were primarily due to the removal of proved undeveloped reserves acquired during the year that were not aligned with our anticipated five-year drilling plan as of December 31, 2012.

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Subject to the Staff’s comments, and in accordance with FASB ASC Topic 932-235-50-5, the Company will enhance disclosure to that effect in future filings.

We have made the additional disclosures or changes as outlined in our responses above beginning with the 2015 Q1 Quarterly Report, which was filed with the Commission on May 4, 2015. Additionally, we plan to include these disclosures in the Company’s future quarterly and annual reports, as applicable. As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please contact me at 303-595-5629.

Sincerely,

EMERALD OIL, INC.

/s/ James Muchmore

James Muchmore

General Counsel

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